VIA EDGAR AND EMAIL

February 24, 2022

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Pam Howell

Re:	Sound Point Acquisition Corp I, Ltd

Registration Statement on Form S-1 (as amended)

File No. 333-262354

Dear Ms. Howell:

Reference is made to the letter requests of Sound Point Acquisition Corp I, Ltd (the “Company”) and BofA Securities, Inc. and J.P. Morgan Securities LLC (the “Representatives”) for acceleration of effectiveness of the above-captioned Registration Statement submitted to the U.S. Securities and Exchange Commission (the “Commission”) on February 22, 2022 pursuant to Rule 461 under the Securities Act of 1933, as amended (collectively, the “Acceleration Requests”).

The undersigned hereby respectfully request that the Commission withdraw the Acceleration Requests and that it not declare the above-captioned Registration Statement effective until such time as the Company and the Representatives shall request.

If you have any questions, please contact Gerald M. Spedale of Gibson, Dunn & Crutcher LLP, external counsel to the Company, at (346) 718-6888 or via email at gspedale@gibsondunn.com.

Sincerely,

SOUND POINT ACQUISITION CORP I, LTD

By:	/s/ Stephen Ketchum
Name:	Stephen Ketchum
Title:	Chief Executive Officer

BOFA SECURITIES, INC. J.P. MORGAN SECURITIES LLC

As Representatives of the several underwriters

BOFA SECURITIES, INC.

By:	/s/ Michael Liloia
Name:	Michael Liloia
Title:	Authorized Signatory

J.P. MORGAN SECURITIES LLC

By:	/s/ Peter Castoro
Name:	Peter Castoro
Title:	Vice-President

cc:	Gerald M. Spedale, Gibson, Dunn & Crutcher LLP

Justin R. Salon, Morrison & Foerster LLP